UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERATION BIO CO.

(Name of Subject Company (Issuer))

XRA 7 CORP.

(Name of Filing Persons (Co-Offeror))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Co-Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37148K209

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the tender offer (the “Offer”) by XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer Entities”), to acquire all of the issued and outstanding shares (the “Company Shares”) of common stock, par value $0.0001 per share (the “Company Common Stock”), of Generation Bio Co., a Delaware corporation (the “Company”), for (i) $4.2913 per Company Share, payable in cash, without interest and less any applicable tax withholding (such amount, or any different amount per share paid pursuant to the Offer, the “Cash Amount”), plus (ii) one non-tradable contingent value right per Company Share (each, a “CVR”), which represents the right to receive certain payments in cash in accordance with the terms and subject to the conditions of the CVR Agreement (as defined below) (the Cash Amount plus one CVR, together, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company and Buyer Entities, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

The subject company and the issuer of the securities subject to the Offer is Generation Bio Co., a Delaware corporation. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to the Company’s principal executive offices may be sent to Generation Bio Co., 301 Binney Street, Cambridge, MA 02142. The Company’s telephone number is (617) 655-7500.

This Schedule TO relates to the Company Shares. According to the Company, as of the close of business on January 5, 2026, there were: (i) 6,748,972 Company Shares issued and outstanding; (ii) 899,973 Company Shares subject to outstanding Company Options; and (iii) 7,218 Company Shares subject to outstanding Company Restricted Stock Unit Awards.

The information concerning the principal market on which the Company Shares are traded, and certain high and low sales prices for the Company Shares in the principal market in which the Company Shares are traded set forth in “Special Factors—Section 3. Price Range of Company Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)–(c) The filing companies of this Schedule TO are Parent and Merger Sub. Merger Sub’s and Parent’s principal executive office is located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Each of Merger Sub’s and Parent’s telephone number is (510) 204-7200.

Merger Sub was incorporated under the laws of the State of Delaware on December 1, 2025, for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement. Owen Hughes is the sole director and the executive officer of Merger Sub as its President, Treasurer and Secretary. Mr. Hughes is a United States citizen and has a business address located at 2200 Powell Street, Suite 310, Emeryville, California 94608.

Parent was incorporated in Delaware in 1981 and redomiciled as a Bermuda-exempted company in December 1998. Effective December 31, 2011, Parent redomiciled from Bermuda back to Delaware. Parent subsequently reincorporated in Nevada on May 30, 2025. Parent’s primary business is as a biotechnology royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic drug candidates. The executive officers of Parent are Owen Hughes, its Chief Executive Officer, Tom Burns, its Senior Vice President, Finance and Chief Financial Officer, Bradley Sitko, its Chief Investment Officer, and Maricel Montano, its Chief Legal Officer. Each executive officer of Parent is a United States citizen and has a business address located at 2200 Powell Street, Suite 310, Emeryville, California 94608.

The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Buyer Entities” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Buyer Entities” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with the Company,” “Special Factors—Section 2. Purpose of the Offer and Plans for the Company,” “The Tender Offer—Section 5. Certain Information Concerning the Company,” “The Tender Offer—Section 6. Certain Information Concerning Buyer Entities” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Buyer Entities” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for the Company,” “Special Factors—Section 3. Price Range of Company Shares; Dividends,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Company Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for the Company,” “The Tender Offer—Section 6. Certain Information Concerning Buyer Entities” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Buyer Entities” of the Offer to Purchase and “Item 3—Identity and Background of Filing Persons” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with the Company,” “The Tender Offer—Section 3. Procedures for Tendering Company Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, Buyer Entities’ financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) Parent is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with the Company,” “Special Factors—Section 2. Purpose of the Offer and Plans for the Company,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Company Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Buyer Entities,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated January 9, 2026.

(a)(1)(B)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 15, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2025).

(d)(1)	Agreement and Plan of Merger, by and among XOMA Royalty Corporation, XRA 7 Corp. and Generation Bio Co., dated December 15, 2025 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2025).

(d)(2)*	Mutual Nondisclosure Agreement, dated October 17, 2025 between Generation Bio Co. and XOMA Royalty Corporation.

(d)(3)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2025).

(d)(4)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2025).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2026

XRA 7 Corp.

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: President, Treasurer and Secretary

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer